FORM 51-102F3

MATERIAL CHANGE REPORT
NATIONAL INSTRUMENT 51-102

ITEM 1	Name and Address of Company

Points.com Inc., formerly Points International Ltd. ("Points") 111 Richmond Street West, Suite 700 Toronto, Ontario, M5H 2G4

ITEM 2	Date of Material Change

January 1, 2022

ITEM 3	News Release

A news release with respect to the material change referred to in this report was disseminated on January 4, 2022 through newswires in Canada and the United States, a copy of which has been filed and is available for review on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ITEM 4	Summary of Material Change

Points International Ltd. completed the amalgamation with its wholly-owned subsidiary Points.com Inc. effective January 1, 2022. The amalgamated entity continued under the name "Points.com Inc.".

ITEM 5	Full Description of Material Change

5.1	Full Description of Material Change

Points International Ltd. completed the amalgamation with its wholly-owned subsidiary Points.com Inc. effective January 1, 2022. The amalgamated entity continued under the name "Points.com Inc." and its trading symbols on the TSX and Nasdaq remain unchanged. The amalgamation was undertaken in order to optimize Points' corporate tax structure.

5.2	Disclosure for Restructuring Transactions

Not applicable.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

For further information, please contact:

Erick Georgiou Chief Financial Officer erick.georgiou@points.com 416 595-0000

ITEM 9	Date of Report

January 4, 2022